FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 27 October 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 27 October 2020
Unification of Corporate Structure – Update

Exhibit 99

Unification of Unilever's Corporate Structure - Update

London/Rotterdam, 27 October 2020

Unilever announces that, following Board meetings held earlier today, the Boards intend to proceed with their Unification proposals and to request that the UK High Court approves the Cross-Border Merger at the hearing scheduled to take place on 2 November 2020, with a view to completion of Unification on 29 November 2020.

The Boards consider that Unification is in the best interests of Unilever, its shareholders and other stakeholders taken as a whole and will bring significant benefits by:

●          increasing Unilever's strategic flexibility for portfolio evolution; and

●          removing complexity and further strengthening Unilever's corporate governance.

The Boards are of the view that unification under Unilever PLC is the best practical option to achieve these objectives and will better position Unilever for future success.

In deciding whether to proceed, the Boards have considered many factors, including the GroenLinks initiative bill, tabled on 9 October 2020, and the related legal advice.  It is unclear when, or indeed if at all, the bill will be enacted, or in what form. The Boards have received legal advice that an exit tax assessment issued to either Unilever NV or Unilever PLC based on the current bill should be annulled on the grounds that it infringes the Dutch UK Tax Treaty, other Dutch tax treaties with states in which shareholders reside, primary and secondary EU law and the First Protocol to the European Convention on Human Rights.

The Court hearing to approve the Cross-Border Merger is scheduled to take place on 2 November 2020, and the time of the hearing will be announced by the Court the business day before the hearing. The Directors intend to request the Court to order that the Cross-Border Merger becomes effective on 29 November 2020, with any such condition as the Court may permit to protect the interests of the company, its shareholders and other stakeholders as a whole prior to such date. Shareholders of both PLC and NV have the opportunity to attend and to be heard at this hearing, which is expected to be held by electronic means. If a shareholder wishes to attend or make representations at the Court hearing they can register their interest in advance via shareholder.services@unilever.com, and Unilever will provide further details once this information is made available by the Court. Alternatively, shareholders can contact the Court's listing office via chanceryjudgeslisting@justice.gov.uk.

Media:	Media Relations team	Investors:	Investor Relations team
UK	+44 78 2527 3767		+44 20 7822 6830
	lucila.zambrano@unilever.com		investor.relations@unilever.com

NL	+44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication contains inside information. This is a public announcement pursuant to Article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of Unilever PLC should only be made on the basis of information that is contained in the prospectus published by Unilever PLC on 10 August 2020 (the "Prospectus"). The Prospectus contains detailed information about Unilever PLC and its management, as well as financial statements and other financial data. A copy of the Prospectus is available on the website of the Unilever Group at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.